EXHIBIT 99.14

Notice of Meeting and Management Proxy Circular, dated as of July 23, 2004, for the Annual and Special Meeting of Shareholders held on September 16, 2004, including the Form of Proxy for the Annual and Special Meeting

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057
Fax No. (604) 530-0976

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of AnorMED Inc. (the “Corporation”) will be held in Plaza Ballroom at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia on Thursday, September 16, 2004 at 10:00 a.m. (Vancouver time) (the “Meeting”) for the following purposes:

1.

to receive the Corporation’s Annual Report for 2004, including the financial statements for the fiscal year ended March 31, 2004 and the report of the auditors thereon;

2.

to fix the number of directors of the Corporation for the ensuing year at eight (8);

3.

to elect eight (8) directors to hold office until the close of the next annual meeting;

4.

to appoint the auditors of the Corporation to hold office until the close of the next annual meeting and to authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation;

5.

to consider, and if thought appropriate, to pass an ordinary resolution to amend the Corporation’s Incentive Stock Option Plan.  The full text of the resolution is set out in the Management Proxy Circular accompanying this Notice of Meeting;

6.

to consider, and if thought appropriate, to pass a special resolution to amend the Corporation’s Articles of Incorporation.  The full text of the resolution is set out in the Management Proxy Circular accompanying this Notice of Meeting;

7.

to consider, and if thought appropriate, to pass an ordinary resolution confirming the adoption of By-Law No. 3 of the Corporation.  The full text of the resolution is set out in the Management Proxy Circular accompanying this Notice of Meeting; and

8.

to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting are: (1) a copy of the Corporation’s Annual Report for 2004; (2) a Management Proxy Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (3) a Form of Proxy and Notes to Proxy; (4) a return envelope for use by shareholders to send in their Proxy; and (5) a reply card for use by shareholders who wish to receive the Corporation’s interim financial statements.

The Board of Directors of the Corporation fixed August 9, 2004 as the Record Date for the determination of the shareholders entitled to receive this Notice, and to attend and vote at the Meeting.

DATED at Langley, British Columbia, as of the 23rd day of July, 2004.

By Order of the Board of Directors
(signed) W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance and Secretary

PLEASE ENSURE THAT YOU COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.  To be effective, Proxies must be deposited with the Toronto Office of the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, before 10:00 a.m. (Vancouver time) on September 14, 2004.  If you are able to attend the Meeting, sending your Proxy will not prevent you from voting in person.

AnorMED Inc.
200 - 20353 64th Avenue
Langley, British Columbia, Canada, V2Y 1N5
Tel. No. (604) 530-1057
Fax No. (604) 530-0976

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on September 16, 2004

MANAGEMENT PROXY CIRCULAR

PURPOSE OF SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the board of directors (the “Board of Directors”) and management of AnorMED Inc. (the “Corporation”) for use at the Annual and Special Meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Thursday, September 16, 2004, and at any and all adjournments thereof (the “Meeting”).  The information contained in this Management Proxy Circular is given as of July 23, 2004, unless otherwise indicated.  The solicitation is made by the management of the Corporation (the “Management”).  The cost of solicitation will be borne by the Corporation.  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by telephone, by directors, officers or regular employees of the Corporation, at nominal cost.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with the instructions specified in the enclosed Form of Proxy.  In the absence of any such specification, the Management designees, if named in the enclosed Form of Proxy, will vote in favour of the matters set out therein.

The Management designees named in the enclosed Form of Proxy are directors and officers of the Corporation and have indicated their willingness to represent as Proxyholder the Shareholder who appoints them.

The enclosed Form of Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management of the Corporation is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, then the Management designees intend to vote in accordance with the judgment of the Management of the Corporation.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Management Proxy Circular.

APPOINTMENT OF PROXIES

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than DAVID SCOTT or MICHAEL J. ABRAMS, both directors and officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the enclosed Form of Proxy the name of the person to be designated and striking out the names of the Management designees or by completing another proper Form of Proxy and delivering same to the Toronto office of the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:00 a.m. (Vancouver Time) on September 14, 2004.

A proxy will not be valid unless signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  If the Form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: L. Casciano, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the shares of the Corporation they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and Notes to Proxy and related documents together with the 2004 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, there are 31,788,492 Common shares (“Common Shares”) of the Corporation issued and outstanding.  Each Shareholder of record at the close of business on August 9, 2004 (the “Record Date”) is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder.  Two or more Shareholders present or represented by proxy and holding or representing more than 10% of the Common Shares issued and outstanding will constitute a quorum at the Meeting.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised	Approximate Percentage of Total Issued and Outstanding Common Shares
Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P. and Baker Biotech Fund II (Z), L.P., New York, New York	5,189,050	16.3%

The directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 472,293 or 1.5% (2,067,293 or 5.9% on a fully diluted basis) of the Corporation’s issued and outstanding common shares as of the date hereof.  In addition, Mr. Felix Baker is a managing partner of Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P., Baker/Tisch Investments, L.P., Baker Bros. Investments L.P., Baker Bros. Investments II, L.P. and Baker Biotech Fund II (Z), L.P., New York, New York, which beneficially own, in the aggregate, 5,189,050 or 16.3% of the Corporation’s issued and outstanding common shares.

ELECTION OF DIRECTORS

The Articles and Bylaws of the Corporation provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 18, with the actual number to be determined from time to time by ordinary resolution of the Shareholders of the Corporation.  For this forthcoming year, it is proposed that the Board of Directors shall consist of eight (8) directors.  Management, therefore, intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at eight (8) directors to hold office for the ensuing year until the close of the next annual meeting of Shareholders or until a successor is duly elected or appointed.

No class of Shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

It is proposed that the following persons will be nominated at the Meeting to serve as directors.  Except as noted under “Voting of Proxies”, proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the Bylaws of the Corporation and its governing legislation, serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed.

The following table sets forth certain information with respect to persons to be nominated for election as a director.  The following information concerning each of the proposed nominees as directors is based on information received by the Corporation from said nominees.  All proposed nominees are currently directors of the Corporation.

Name, Municipality of Residence and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
David Scott(2)(3)(5)(6) Vancouver, British Columbia Chairman of the Board and Director	January 6, 1996	Corporate Director, Former President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)	30,000 (0.09%)

Name, Municipality of Residence and Present Position with the Corporation	Date Became a Director	Principal Occupation(1)	Number and Approximate Percentage of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised
Michael J. Abrams, Ph.D. Custer, Washington President, Chief Executive Officer and Director	January 6, 1996	President and Chief Executive Officer of the Corporation	150,000 (0.47%)
Michael J. Cleare, Ph.D.(2)(6) Kennett Square, Pennsylvania Director	June 28, 1996

Executive Director, Science & Technology Venture, Columbia University, Former Managing Director and President, Electronics Materials Division and Pharmaceutical Materials Group, Johnson Matthey plc (advanced materials company)

7,860 (0.02%)
Julia Levy, Ph.D.(2)(3) Vancouver, British Columbia Director	September 30, 1996	Executive Chairman Scientific Advisory Board and Director QLT Inc. (biopharmaceutical company)	12,000 (0.04%)
Colin R. Mallet(4)(5) Vancouver, British Columbia Director	September 30, 1996	Corporate Director	25,100 (0.08%)
Willem Wassenaar, M.D.(4) Toronto, Ontario Director	September 30, 1996	Chairman, Pharmacy.ca (web-based retail pharmacy)	150,000 (0.47%)
Edward J. Wawrzynczak, Ph.D.(6) Copenhagen, Denmark Director	March 18, 1998	Chief Portfolio Manager, Biotechnology & Healthcare BankInvest Asset Management A/S (asset management company)	13,333 (0.04%)
Felix Baker, Ph.D. New York, New York Director	April 27, 2004	Managing Partner, Baker Brothers Investments and a Managing Member, Baker Bros. Advisors, LLC	Nil(7)

Notes:

(1)

The directors of the Corporation have held their present principal occupations noted opposite their respective names through the last five years except as described below under “Directors and Executive Officers”.

(2)

Member of the Compensation Committee.

(3)

Member of the Finance Committee.

(4)

Member of the Audit Committee.

(5)

Member of the Corporate Governance Committee.

(6)

Member of the Nominating Committee.

(7)

Mr. Felix Baker is a managing partner of a group of funds that beneficially own, in the aggregate, 5,189,050 or 16.3% of the Corporation’s issued and outstanding common shares.

Directors and Executive Officers

The following are brief biographies of Management’s proposed nominee directors:

David Scott, M.B.A., Chairman of the Board and Director.  David Scott, of Vancouver, British Columbia, has been the Chairman and a Director of AnorMED since January 1996.  As well, Mr. Scott is the Chairman of AnorMED’s Compensation and Nominating Committees and a member of the Finance Committee and the Corporate Governance Committee.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual found management company.  Mr. Scott is Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund.  He is Chairman and Director of AnorMED Inc. and of Micrologix Biotech Inc. and a board member of VSM Medtech Ltd. and Clarington Funds Inc.  He was a Founding Director of the Academy of Chief Executives of Technology Companies.

Michael J. Abrams, Ph.D., President, Chief Executive Officer and Director.  Michael Abrams, of Custer, Washington, USA, has been a Director and Chief Executive Officer of AnorMED since its inception in 1996.  Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM.  In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc.  He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials.  He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles.  Dr. Abrams currently serves as a Director on the Boards of two early stage biotechnology companies. He is also an Adjunct Professor at the University of British Columbia.

Michael J. Cleare, Ph.D., Director.  Michael Cleare, of Kennett Square, Pennsylvania, U.S.A., has served on the Board of AnorMED since June 1996, and currently is a member of AnorMED’s Compensation and Nominating committees as well as serving as the Corporation’s designated Ombudsman.  Dr. Cleare’s experience ranges from a Senior Research and Development Executive through to Business Development to a range of senior business management positions. He currently is the Executive Director, Science & Technology Ventures for Columbia University in New York, a position he has held since August 2000.  Prior to that, Dr. Cleare spent 30 years with JM, a UK based multinational world leader in advanced materials technology.  While with JM he was involved in the discovery and development of a major new class of anti-cancer drugs (platinum based - particularly carboplatin) and served as President of several of the company’s major divisions, including Pharmaceutical Materials, Chemicals and Metals, Catalytic Systems and Electronic Materials.  He has managed complex global businesses, negotiated and closed multi-million dollar licensing and technology transfer deals, and entered into multiple research funding agreements with major universities.

Julia Levy, Ph.D., Director.  Julia Levy, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  She currently is a member of AnorMED’s Compensation and Finance Committees.  Dr. Levy has been involved in the biotechnology community for most of her career.  She is co-founder of QLT Inc., retired as President and Chief Executive Officer of QLT in February 2002 and is now Executive Chairman of the Scientific Advisory Board of QLT.  From 1986 to 1996, Dr. Levy held positions with QLT as a Vice President, Senior Vice President and Acting President and Chief Executive Officer.  She was also a Professor of Microbiology at the University of British Columbia from 1973 to 1999 and is a Fellow of the Royal Society of Canada and past President of the Canadian Federation of Biological Sciences.  Dr. Levy has earned numerous awards and honors including an appointment as an Officer of the Order of Canada in 2001.  Dr. Levy is a director of a number of private biotechnology companies as well as the Working Opportunity Fund, a labour-sponsored mutual fund.

Colin R. Mallet, Director.  Colin Mallet, of Vancouver, British Columbia, has served on the Board of AnorMED since September 1996.  He currently serves as the Chair of AnorMED’s Corporate Governance Committee and is a member of the Audit Committee.  Mr. Mallet has worked in senior executive positions in the pharmaceutical industry in Canada, United Kingdom, Switzerland, Sweden and South East Asia. He was President and CEO of Sandoz Canada Inc (now Novartis) for seven years, and is a Past Chair of the Canadian Association of Research based Pharmaceutical companies. He is currently on the boards of four public Canadian companies in the healthcare field, and chairs the Corporate Governance committees for all of these companies.

Willem Wassenaar, M.D., M.Sc., M.B.A., Director. Willem Wassenaar, of Toronto, Ontario, has served on the  Board of AnorMED since September, 1996. He currently is the Chair of AnorMED’s Audit Committee. Dr. Wassenaar is Chairman and founder of Pharmacy.ca, a web-based retail pharmacy focused on personalized medicine, and a director on the boards of Spectral Diagnostics Inc. and Sunnybrook Working Ventures Medical Break Through Fund.  In the past Dr. Wassenaar has served on the Boards of Drug Royalty Corporation Inc. and GlycoDesign Inc.  Dr. Wassenaar has served or continues to serve on the audit committee of each of the companies.  Dr. Wassenaar has held senior executive positions at Ferring Inc Canada, Ferring Laboratories US, Sterling Drug Ltd Canada and Weyth Ltd Canada.  His executive responsibilities have included clinical research, regulatory affairs, product development, marketing and sales, and general management.  He holds a number of issued patents and patent applications.  Dr. Wassenaar was a member of the Ontario Medical Association Committee on Insurance for eighteen years and serve as Committee Chair for four of those years.  He was also a Member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada.  Dr. Wassenaar received his M.D from the University of Western Ontario and holds a Master of Science degree from the University of Toronto and a Master of Business Administration from York University.

Edward J. Wawrzynczak, Ph.D., Director.  Edward Wawrzynczak, of Redhill Surrey U.K. has served on the Board of AnorMED since March 1998 and currently is a member of the Nominating Committee.  Dr Wawrzynczak has over 20 years experience in biomedical research and health care investment.  He is currently the Chief Portfolio Manager, Biotechnology and Healthcare for BankInvest Asset Management A/S, Denmark, where he has been responsible for investments in listed biotechnology and healthcare companies since October 2001.  From February to September 2001, he was the Principal of Tardis Consulting UK, advising seed and venture capital funds.  From July 1992 to January 2001, he was an investment executive with Rothschild Asset Management Limited UK and latterly the Head of the Bioscience Unit.  During this time, Dr.Wawrzynczak also served as a director of several biotechnology companies.  Between 1987 and 1992, Dr.Wawrzynczak was the Head of the Drug Targeting Laboratory at the Institute of Cancer Research/Royal Cancer Hospital.

Felix Baker, Ph.D., Director. Felix Baker, of New York, New York, joined the Board of AnorMED in April of 2004. Dr. Baker has extensive experience in business and finance having co-founded a biotechnology investing partnership with his brother Julian Baker which they have managed since 1994.  The Bakers have partnered with major university and other endowments to form a family of healthcare investment funds known as Baker Brothers Investments.  Dr. Baker is currently a managing member of Baker Bros. Advisors, LLC. Dr. Baker holds a B.S. and a Ph.D. in Immunology from Stanford University, where he also completed two years of medical school. He is also a director of four other public biotechnology companies including: Neurogen Corp., ConjuChem Inc., Seattle Genetics Inc. and Trimeris Inc.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended March 31, 2004, 2003 and 2002 by the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of the Corporation (together, the “Named Executive Officers”):

Named Executive Officer and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($) (3)	Awards		Payouts	All Other Compensation ($)
					Securities Under Options Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)
Michael J. Abrams, Ph.D., President, Chief Executive Officer & Director	2004 2003 2002	$343,750 $325,000 $309,100	$157,500 $83,875 $117,000	— $1,150 $3,044	35,000 35,000 30,000	— — —	— — —	— — —
William J. Adams, C.A. Chief Financial Officer Vice President, Finance, Secretary and Treasurer	2004 2003 2002	$199,388 $195,000 $188,750	$78,030 $33,238 $51,870	— $880 —	20,000 20,000 20,000	— — —	— — —	— — —
Gary J. Bridger, Ph.D.,(1) Vice President, Research and Development and Chief Scientific Officer	2004 2003 2002	$228,250 $220,000 $214,755	$76,808 $71,148 $41,175	— $3,250 —	20,000 20,000 20,000	— — —	— — —	— — —
Paul A. Brennan, M.Sc.,(2) Vice President, Business Development	2004 2003 2002	$206,000 $183,333 —	$51,480 $30,754 —	— $1,690 —	15,000 60,000 —	— — —	— — —	— $30,000 —
Gary B. Calandra, M.D., Ph.D., Vice President, Clinical Development	2004 2003 2002	$327,882 $320,083 $312,973	$99,931 $65,758 $77,616	— — $4,676	15,000 15,000 20,000	— — —	— — —	— — —

Notes:

(1)

Dr. Bridger’s position prior to July 1, 2003 was Vice President Research and Chief Scientific Officer.

(2)

Paul Brennan commenced employment with the Company on May 1, 2002.

(3)

Relates to the discount on the purchase of Common Shares under the Employee and Director Share Purchase Plan, see “Employee and Director Share Plan”.

The Corporation granted the following options to the Named Executive Officers during the financial year ended March 31, 2004:

Option Grants During 2004 Financial Year

Named Executive Officer	Securities, Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Michael J. Abrams	35,000	11.3%	$2.68	$2.68	April 1, 2013
William J. Adams	20,000	6.5%	$2.68	$2.68	April 1, 2013
Gary J. Bridger	20,000	6.5%	$2.68	$2.68	April 1, 2013
Paul A. Brennan	15,000	4.9%	$2.68	$2.68	April 1, 2013
Gary B. Calandra	15,000	4.9%	$2.68	$2.68	April 1, 2013

Aggregated Options Exercised During 2004 Financial Year
and Financial Year-End Option Values

Named Executive Officer	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at March 31, 2004 Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at March 31, 2004 Exercisable/ Unexercisable(1)
Michael J. Abrams	—	—	411,667/68,333	$1,560,603/$215,017
William J. Adams	—	—	130,000/40,000	$376,609/$122,867
Gary J. Bridger	—	—	140,000/40,000	$334,924/$122,867
Paul A. Brennan	—	—	20,000/55,000	$59,800/$184,250
Gary B. Calandra	—	—	118,333/31,667	$13,750/$92,150

Note:

(1)

Based on a market value of $6.99 per share, being the closing trading price per Common Share on The Toronto Stock Exchange as of March 31, 2004.

Employment and Change in Control Agreements

The Compensation Committee of the Corporation reviews as required its existing employment agreements with Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan.  It is expected that these agreements will be renewed on terms substantially similar to those currently in effect.  These agreements provide for the maintenance of life insurance policies on Dr. Abrams, Dr. Bridger, Dr. Calandra and Mr. Brennan (with the proceeds payable to such beneficiaries as they may designate) and, in the event of termination of employment, for severance payments equal to twelve (12) month's salary plus one (1) month’s salary for each complete year of service to a maximum of fifteen (15) months for Dr. Abrams, for severance payments equal to seven (7) month’s salary plus one (1) month’s salary for each complete year of service to a maximum of twelve (12) months for Dr. Bridger and for severance payments equal to six (6) months salary plus one (1) months salary for each complete year of service to a maximum of twelve (12) months for Dr. Calandra and Mr. Brennan.

The Corporation has also entered into agreements (“Change in Control Agreements”) with each of the Named Executive Officers and certain other senior executives of the Corporation, which provide for special compensation arrangements for such executives in the event of a Change in Control of the Corporation (as defined in the Change in Control Agreements).  In the event of a Change in Control:

1.

A retention bonus will be payable to ensure that senior executives are incented to remain in place for at least six months after the Change in Control.  As long as the respective executives do not terminate their employment with the Corporation voluntarily or are terminated for cause prior to the end of the six month period:

(a)

the options held by these executives at the time of the Change in Control will vest and become exercisable six months after the Change in Control or on the date of termination; and

(b)

the executives will also receive 12 months (15 months for the Chief Executive Officer) lump sum salary and bonuses (the bonus being calculated on 50% of the maximum bonus target).

2.

In addition, if the executive’s employment with the Corporation is terminated within 24 months (36 months for the Chief Executive Officer) after a Change in Control in circumstances other than death, permanent disability or cause, the executive will receive 6-12 months salary and bonuses (10.5-21 months for the Chief Executive Officer) from the date of termination, with 50% to be reduced for the period in which the executive is receiving remuneration from another employer.

A Change in Control is defined in the agreements to include a business combination resulting in the ownership of greater than 33-1/3% of voting shares of the Corporation by any individual (or group if acting jointly), any individual (or group if acting jointly) acquiring greater than 33-1/3% of the voting shares, or the ceasing of at least 50% of the current Board of Directors.

Remuneration of Directors

Effective on the date hereof, Directors who are also an executive officer of the Corporation receive no cash remuneration for services as a Director, and all other directors excluding the Chairman (“Independent Directors”) are entitled to receive annual compensation of $15,000 payable in quarterly instalments.  Directors who (i) represent a shareholder on the Board of Directors, or (ii) are elected under terms relating to an investment made by or on behalf of an investor or manager by whom they continue to be employed full time are not eligible for options.

In addition, Independent Directors received a fee of $1,000 per meeting attended in person, $500 for attendance at such meetings by teleconference (up to a maximum of $1,500 per day where more than one meeting is attended in a day), plus out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors and committee meeting attended during Fiscal 2004.  For Fiscal 2004, Michael Cleare, Colin Mallet, Michael Phillips, Willem Wassenaar, Edward Wawrzynczak and Julia Levy received $20,500, $19,000, $23,500, $20,000, $19,000 and $8,500 respectively.  These per meeting fees have been increased for Fiscal 2005 onward and are now $1,500 per board meeting attended in person and $750 for attendance at such meetings by teleconference.  Committee meeting fees have remained the same for Fiscal 2005 onward at $1,000 per committee meeting attended in person (increased to $2,500 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward) and $500 for attendance at such meetings by teleconference (increased to $1,250 per Audit Committee meeting for the Chair of the Audit Committee for Fiscal 2005 onward).  All per meeting fees are subject to a maximum of $2,000 per day (increased to $3,000 per day for the Chair of the Audit Committee for Fiscal 2005 onward) where more than one meeting is attended in a day.  Directors are also reimbursed for out-of pocket expenses incurred on behalf of the Corporation for each Board of Directors or Committee meeting attended.

Options to purchase Common Shares of the Corporation may also be awarded to members of the Board of Directors at the discretion of the Board of Directors pursuant to the Corporation’s incentive stock option plan.  Eligible Independent Directors are also granted 5,000 options to purchase Common Shares per year.  The exercise price of such options must not exceed the market value of the Common Shares on the date of grant.  For the year ended March 31, 2004, an aggregate of 45,000 options were granted to Independent Directors of the Corporation.

The Chairman of the Board of Directors is eligible for an annual fee of $50,000 (increased to $62,500 for Fiscal 2005 onward) plus an annual grant of options for his services.  A fee of $50,000 was paid and 7,500 options were granted in Fiscal 2004. The Chairman of the Board of Directors does not receive any fees from the Corporation for attending either Board of Directors or committee meetings.

Scientific Advisory Board

The Corporation has formed a Scientific Advisory Board composed of scientists having professional experience and valuable expertise in various therapeutic or research fields that are of interest to the Corporation.  At the request of Management, these scientific advisors review and provide the Corporation with advice regarding individual research and development projects.  Advisors have all executed confidentiality agreements.  The Scientific Advisory Board meets at least annually and makes its recommendations directly to Management.  Members of the Scientific Advisory Board are paid a fee of U.S.$2,500 for each meeting attended plus travel expenses and each member has been awarded options under the Corporation’s incentive stock option plan.

Report on Executive Compensation

The Compensation Committee (the “Committee”) is comprised of three directors of the Corporation, being David Scott, Julia Levy and Michael Cleare, none of whom are or have ever been employees of the Corporation.

The Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of the Corporation.  In addition, the Committee makes recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.

The Corporation’s compensation package for its executive officers consists of base salary, bonuses and the granting of stock options under its incentive stock option plan.

Base Salary

Base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity.  Base salaries are affected by factors particular to the individual, such as experience and level of responsibility.

Bonuses

Bonuses of cash are used to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive as well as the Corporation is considered in determining whether a bonus will be paid and the amount of such bonus.

Stock Options

The Corporation utilizes grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for its executive officers.

President and Chief Executive Officer’s Compensation

The compensation of the Chief Executive Officer (the “CEO”) is determined in accordance with the considerations described above for the compensation of the Corporation’s executive officers.

Submitted by the Compensation Committee:

David Scott (Chair)

Julia Levy

Michael J. Cleare

Incentive Stock Option Plan

The Corporation currently has an incentive stock option plan (the “Stock Option Plan”) under which outstanding stock options (all of which are non-transferable) to purchase 3,223,826 Common Shares have been granted as of the date hereof to certain executive officers, directors, Scientific Advisory Board members, consultants and employees of the Corporation.  Under the Stock Option Plan, 3,600,000 Common Shares of the Corporation were conditionally reserved for issue, of which, as of the date hereof, an aggregate of 248,331 Common Shares have been issued pursuant to the exercise of options.

The Stock Option Plan provides that the Board of Directors may from time to time grant options to acquire all or part of the shares subject to the Stock Option Plan to any person who is an employee or director of the Corporation or any other person or company engaged to provide ongoing management, financial and scientific, consulting or like services for the Corporation.  The exercise price of options granted under the Stock Option Plan is determined based upon the market price for the Corporation’s Common Shares  on the date of grant.  The term of any option granted is generally ten years from the date of grant, except in the case of consultants and Scientific Advisory Board members, whose options are not to exceed five years from the date of the grant.  Except as otherwise provided in the Stock Option Plan, the options shall vest in instalments over the option period at a rate of 1/3 of the options per year starting on the first anniversary of the grant date.  Vesting may be accelerated in certain circumstances as provided in the Stock Option Plan.  The Stock Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

The Corporation has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the current maximum allowable number under the Stock Option Plan.

At the Meeting, Shareholders of the Corporation will be asked to consider and, if thought appropriate, to pass an ordinary resolution approving and confirming an amendment the Stock Option Plan by increasing the maximum number of Common Shares issuable upon exercise of stock options granted pursuant to the Stock Option Plan from 3,600,000 Common shares to 5,100,000 Common shares.  The Toronto Stock Exchange rules governing stock options do not allow the Corporation to re-issue previously granted options once they have been exercised.  Instead, the Corporation must obtain further shareholder approval to grant additional options beyond the maximum number previously authorized by the shareholders and contained in the Stock Option Plan.

The Corporation believes that stock options encourage and reward employee performance and help align employee interests with those of the shareholders of the Corporation and are an important component of a skilled employee’s decision to accept a position, retain a position or leave a position with a biotechnology company.  As a result, the Corporation has sought to ensure that its Stock Option Plan is competitive with those used by the Corporation’s competitors and that sufficient stock options are available to attract employee candidates that are also sought by competitors.  Historically, the Corporation has attempted to grant options that will allow skilled employees to resist the employment offers now made to its employees by competitors.  At present, the Corporation has only 127,843 stock options available to grant under the Stock Option Plan and the Corporation anticipates hiring additional officers and employees as it continues to grow.  As a result, the Corporation believes there are not enough Common shares available under the Stock Option Plan to enable it to make sufficient stock option grants to its employees, which may result in an inability to attract and retain high-calibre employees.

The additional 1,500,000 options that may be granted if the proposed amendment is approved will not be granted immediately, but rather are anticipated to be granted over the next several years to achieve the objectives of the Corporation’s compensation programs.  The Corporation believes it has been relatively conservative in granting options to its employees, officers and directors over the past number of years.  Since the Corporation became a public company in 1999, the annual number of options granted pursuant to the Stock Option Plan, expressed as a percentage of total issued and outstanding Common shares, has ranged from 0.9% for its fiscal year-ended March 31, 2000 to 1.0% for its fiscal year-ended March 31, 2004 with a high of 2.0% for the fiscal year-ended March 31, 2001.  The average over that five-year period is approximately 1.4%.  Over that same period, the number of employees of the Corporation has increased from 67 employees as at March 31, 2000 to 90 employees as at March 31, 2004.

The 3,600,000 Common shares reserved for issuance under the current Stock Option Plan, if issued pursuant to the exercise of options (less the 248,331 Common shares that have already been issued upon exercise of options), represents approximately 9.5% of the total issued and outstanding Common shares of the Corporation (on a fully-diluted basis) as at July 23, 2004.  With the proposed increase of 1,500,000 Common shares to be reserved under the Stock Option Plan, this percentage will increase to approximately 13.2% of the total issued and outstanding shares of the Corporation on a fully-diluted basis.

The results of a survey conducted by the Corporation of 16 comparable Canadian biotechnology companies showed that the maximum number of options authorized to be granted by these companies, expressed as a percentage of the total outstanding share capital on a fully-diluted basis as at the end of their most recent quarter, ranged from 6.4% to 13.5%, with an average of approximately 10.1%.   It should also be noted that there are a total of 996,750 “in-the-money” vested, but unexercised, stock options outstanding under the Stock Option Plan that were granted during the Corporation’s fiscal year-ended March 31, 1997, the Corporation’s first full fiscal year of operation.  These options will expire, unless exercised, in 2006/2007.  Assuming these options are exercised, the total number of Common shares underlying options granted or available for grant under the Stock Option Plan after the proposed amendments would be reduced to approximately 10.5% of the issued and outstanding share capital of the Corporation (on a fully-diluted basis) as at March 31, 2004.

The Corporation will also be seeking to amend the Stock Option Plan to effectively prohibit the re-pricing of previously granted options without authorization from the Shareholders and to limit the number of Common Shares that may be reserved for issuance and issued under the Stock Option Plan to directors that are not also senior officers of the Corporation to 1% of the total number of Common Shares outstanding as at the grant date of the options.

Finally, the Corporation is also recommending a change to its Stock Option Plan that will reduce the length of an option’s term.  Under the proposed amendments to the Stock Option Plan, the expiration date for stock options will be reduced from ten (10) years, generally, to five (5) years for all option grants. Options granted prior to the amendments that have a 10-year term will continue to have a 10-year term.

A copy of the Stock Option Plan, as amended, may be obtained by any Shareholder upon request from the Secretary of the Corporation at Suite 200, 20353 64th Avenue, Langley, British Columbia, V2Y 1N5.

The Toronto Stock Exchange has approved of the proposed amendments, subject to disinterested shareholder approval being obtained as described below.

Accordingly, Shareholders are being asked to consider and vote upon a resolution to approve and confirm the Corporation’s Incentive Stock Option Plan, as amended, as follows:

“BE IT RESOLVED THAT:

1.

The “Incentive Stock Option Plan of the Corporation, as Amended and Restated as of June 30, 2004”, the form of which has been made available to the Shareholders of the Corporation, be and is hereby approved and confirmed; and

2.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

(the “Option Plan Resolution”).

Passage of the Option Plan Resolution will require approval by a majority of the votes cast on the matter at the Meeting, subject to the disinterested shareholder approval described below.  Unless otherwise instructed, the Management Designees named in the enclosed form of Proxy will vote “IN FAVOUR” of the Option Plan Resolution.

Level of Shareholder Approval Required

In order to comply with the stock option plan requirements of the Toronto Stock Exchange, the resolution amending the Stock Option Plan must be approved by an ordinary resolution of disinterested shareholders.  For the purposes of this section, “disinterested shareholders” shall mean those shareholders other than:

(a)

insiders to whom Common Shares may be issued pursuant to the Option Plan; and

(b)

associates of persons referred to in (a) above.

To the best of the knowledge of the Corporation, the votes attached to 5,661,343 Common Shares will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the ordinary resolution amending the Stock Option Plan.

Employee and Director Share Purchase Plan

The Corporation has adopted an employee and director share purchase plan (the “ESPP”) under which a total of 400,000 Common Shares have been reserved for issuance to eligible directors and employees who participate in the plan.  The ESPP currently does not provide for the Corporation to loan funds for the purchase of shares under the plan.

Participants may purchase up to 10,000 Common Shares under the ESPP in any three year period.  Each purchase must be from treasury and shall be at a 15% discount to the market price of the Common Shares.  As of the date hereof, an aggregate of 176,599 Common shares have been issued to certain employees and directors of the Corporation pursuant to the ESPP.

Indemnification of Directors or Officers

There is no indemnification payable this financial year to directors or officers of the Corporation.

Directors and Officers’ Insurance

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $50,000 deductible loss payable by the Corporation.  The current annual premium of $56,500 is paid by the Corporation.

Key Management Insurance

The Corporation is the beneficiary under a key management insurance policy of $4.0 million on the life of Dr. Michael Abrams.  The current annual premium for this policy of $16,240 is paid by the Corporation.

Performance of Common Shares

The Corporation became a reporting issuer in Canada on March 5, 1999 and its Common Shares commenced trading on a “when issued” basis on The Toronto Stock Exchange (the “TSX”) on March 1, 1999 at $6.10 per Common Share under the symbol “AOM”.  Assuming an initial investment of $100, the following graph illustrates the cumulative total shareholder return on the Corporation’s Common shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX 300 Composite Index) for the period of March 31, 1999 to March 31, 2004.

CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS

	Mar. 31, 1999	Mar. 31, 2000	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003	Mar.31, 2004
S&P/TSX Index	$100.00	$145.48	$118.41	$124.18	$102.32	$140.93
AnorMED	$100.00	$207.32	$291.87	$68.94	$43.58	$113.66

CORPORATE GOVERNANCE

The Toronto Stock Exchange (TSX) requires each listed company to discuss its approach to corporate governance annually in accordance with the TSX Corporate Governance Guidelines of 1994.

Major regulatory changes have recently been proposed by the Canadian Securities Administrators (the “CSA”) in January, 2004 or have come into effect.  Many such changes also arise from the U.S. Sarbanes-Oxley legislation, and the subsequent rules and regulations, issued by the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”).

The Corporation’s Board of Directors is currently composed on nine (9) directors, eight of whom are independent of management and free of any interest and any business or other relationship, other than arising from their shareholdings, that could interfere with their ability to act with a view to the best interests of the Corporation.  Seven of the eight independent directors have been nominated for re-election at the Meeting; the eighth has chosen to retire and not stand for re-election.

The Board of Directors has monitored and continues to monitor the various changes and proposed changes and, where applicable, amended its corporate governance practices to align itself with these changes. The Board of Directors believes that the Corporation’s practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the TSX Corporate Governance Guidelines.

The following sets out the details of the Corporation’s compliance with the proposed CSA guidelines:

	Corporate Governance Guideline	Does the Corporation Align?	Comments
Composition of the Board
1.	The Board should be composed of a majority of independent directors.	Yes

All of the Board members, with the exception of the CEO, are considered by the Board to be “independent”, as the term is defined in the CSA Corporate Governance guidelines.  The Corporation has no significant shareholder with the ability to exercise the majority of votes for the election of directors.  The Board reviews the status of each individual director annually; the current position is:

Michael J. Abrams - related

Michael J. Cleare -independent

Julia Levy - independent

Colin Mallet – independent

Michael Phillips - independent

David Scott - independent

Willem Wassenaar - independent

Edward J. Wawrzynczak - independent

Felix Baker – independent, although Mr. Baker is the Managing Partner of a group of funds that beneficially have a 16.3% shareholding in the Corporation. (“Unrelated” under the TSX Guidelines.)

Please see “Directors and Senior Officers” for more information about each director, including other directorships and share ownership.

2.	The independent Board members should hold separate regularly scheduled meetings at which members of management are not in attendance	Yes	The independent members of the Board of Directors hold meetings quarterly, without the presence of management or the CEO (Michael Abrams).

	Corporate Governance Guideline	Does the Corporation Align?	Comments
3.

The chair of the Board should be an independent director.  Where this is not appropriate, an independent director may be appointed to act as “lead director”.  However, either the independent chair or independent lead director should act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties

		Yes	The chair of the Board, David Scott, is an independent director.
Board Mandate
4.	The Board should adopt a written mandate in which it explicitly assumes responsibility for the stewardship of the issuer:	Yes

The Board has adopted a written mandate, in which it has explicitly assumed responsibility for the stewardship of AnorMED. The Board’s expectations of management are covered in the position descriptions and annual objectives of the senior management, as well as by the code of ethics. Decisions that require the prior approval of the Board are clearly defined. The chair of the AnorMED Board is available for feedback from any security holder.

a.

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the CEO) and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the organization;

Yes

AnorMED has adopted a specific code of ethics, which is available on its website (www.anormed.com)  All directors and employees are required to comply with this code. The integrity of the organization and the implementation of the code are monitored by the Board, with the assistance of the AnorMED ombudsman

	b. adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes

Board members and management participate in an annual strategic planning review process. Any revisions to the plan have to be approved by the Board. Implementation of the strategic plan is the responsibility of management. The Board systematically reviews opportunities by weighing them against the business risks and by ensuring that these risks are actively managed. The Board provides leadership but does not become involved in day-to-day matters.  Management reports to the Board on a regular basis on the Company’s progress in achieving these strategic objectives.

Corporate Governance Guideline	Does the Corporation Align?	Comments
c. identifying the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;	Yes

The Board believes that it understands the specific risks of AnorMED’s business. The Board has identified specific Board committee responsibilities for key risks, and the committees review these with management on a regular basis. Major strategic risks are reviewed by the Board as part of its annual review of the Company’s strategic plan. AnorMED also has in place an environmental risk review process that includes regular reporting to the audit committee.

d. succession planning (including appointing, training and monitoring senior management);	Yes

Appointments to senior management are subject to Board review. A system for management succession planning and development has been established, and the Board reviews plans for senior executives annually. The performance of senior management is monitored by the Board through the compensation committee.

e. adopting a communication policy for the issuer;	Yes

AnorMED employs a professional investor relations manager and complies fully with all regulatory requirements. It has systems in place to ensure effective communication with the public and its shareholders, as well as to ensure its compliance with regulatory reporting and disclosure obligations.

AnorMED has a policy addressing employee and insider trading that is followed by members of the Board, employees, and related insiders. AnorMED periodically sets trading blackouts for employees and directors in advance of news releases, and in other circumstances, as deemed appropriate.

Corporate Governance Guideline	Does the Corporation Align?	Comments
f. ensuring the integrity of the issuer's internal control and management information systems;	Yes

The Board has appointed an audit committee composed of independent directors, who are financially literate. The committee has a written charter (See www.anormed.com), and reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The committee meets quarterly with management and the external auditors to review financial statements, internal controls and other matters. It also meets quarterly with the external auditors without the presence of management, and the auditors are fully aware that they are hired by, and under the oversight of, the audit committee and the Board. The Board feels that AnorMED has not yet reached the size and complexity where an internal audit function is justified.

The audit committee consists entirely of independent directors. The members of the audit committee are:

Willem Wassenaar (Chair)

Colin Mallet

Michael Phillips

g. developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.	Yes

AnorMED is committed to maintaining the highest standards of corporate governance. The corporate governance committee was established in 1999, and has been given the mandate by the Board to ensure that AnorMED maintains its high standards of corporate governance. The committee consists entirely of independent directors. The members of the corporate governance committee are:

Colin Mallet (Chair)

Michael Phillips

David Scott

The committee monitors current corporate governance best practice, and recommends and monitors AnorMED’s approach to corporate governance, and its response to these corporate governance guidelines. The committee reports to the Board on a regular basis.

Corporate Governance Guideline	Does the Corporation Align?	Comments
Position Descriptions
5.

The Board should develop clear position descriptions for directors, including the Chair of the Board and the Chair of each Board committee. In addition, the Board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management's responsibilities. The Board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

Yes

Position descriptions are in place for the chair of the Board and the chair of each committee, as well as the president and CEO, and senior management.  Position descriptions for directors reflect their different Committee responsibilities.  Annual objectives are established for the CEO, with the compensation committee and the Board, in conjunction with the annual budgeting and operating planning process. The Board reviews progress against corporate objectives quarterly, and the CEO’s performance is reviewed by the compensation committee, based on performance against these objectives. These objectives, together with AnorMED’s strategic and operating plans, comprise the principal mandate of the CEO, and decisions that require the prior approval of the Board are clearly defined. The CEO’s objectives always have the underlying goal of maximizing shareholder value.

Orientation and Continuing Education
6.

The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the issuer expects from its directors). All new directors should also fully understand the nature and operation of the issuer's business.

Yes

A new director receives a comprehensive orientation, including a Directors’ Manual covering all Board member and committee responsibilities. The commitment needed from directors, particularly the commitment of time and energy, is made clear to directors prior to their nomination. While the importance of a balance of experience on the Board is realized, critical attention is given in director selection and orientation to ensuring that all directors adequately understand the pharmaceutical business. Most Board meetings are held at AnorMED’s research laboratories to give additional insight into the business.

7.

The Board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer's business remains current.

Yes

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practice and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness. Directors are also invited to attend Scientific Advisory Board meetings, members of which are internationally recognized leaders in their field.

	Corporate Governance Guideline	Does the Corporation Align?	Comments
Code of Business Conduct and Ethics
8.

The Board should adopt a written code of business conduct and ethics. The Code should be applicable to directors, officers and employees of the issuer. The Code should constitute written standards that are reasonably designed to deter wrongdoing and address the following issues:

(a) conflicts of interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

Yes

The Board has adopted a written code of business conduct and ethics (See www.anormed.com), which is discussed with all employees.  It specifically includes guidelines with respect to conflicts of interest, protection of corporate assets, confidentiality, fair dealing and compliance with laws and regulations. An ombudsman has been appointed to guarantee the confidentiality of any feedback from employees on potential breaches of the code.

9.

The Board should be responsible for monitoring compliance with the Code.  Any waivers from the Code that are granted for the benefit of the issuer’s directors or senior officers should be granted by the Board (or a Board committee) only.

		Yes	The Board is committed to maintaining compliance with the Code. No waivers of the Code have been granted by the Board.
Nomination of Directors
10.	The board Should appoint a nominating committee composed entirely of independent directors.	Yes	The nominating committee consists entirely of independent directors. The members of the committee are: David Scott (Chair) Michael Cleare Edward Wawrzynczak

	Corporate Governance Guideline	Does the Corporation Align?	Comments
11.

The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of such directors need not involve the approval of an independent nominating committee.

		Yes	See answer to Corporate Governance Guideline #14.
12.	Prior to nominating or appointing individuals as directors, the Board should adopt the following two-step process:	Yes	See answer to Corporate Governance Guideline #14.

Step One. Consider what competencies and skills the Board, as a whole, should possess. In doing so, the Board should recognize that the particular competencies and skills required for one issuer might not be the same as those required for another.

Step Two. Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making.

In carrying out each of these functions, the Board should consider the advice and input of the nominating committee.

Corporate Governance Guideline	Does the Corporation Align?	Comments
13.

The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders

		Yes	See answer to Corporate Governance Guideline #14.
14.

In making its recommendations, the nominating committee should consider:

(a) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b) the competencies and skills that the Board considers each existing director to possess; and

(c) the competencies and skills each new nominee will bring to the boardroom.

Yes

The nominating committee has a published mandate (See www.anormed.com) covering nomination of directors. It also has the right to engage an outside advisor, as do all Board committees. In making its recommendations to the Board on director nominees and the size of the Board, the committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs. AnorMED has no obligation or contract with any 3rd party, providing them with the right to nominate a director. Appointment to the committee is subject to the approval of the Board.

Compensation
15.	The Board should appoint a compensation committee composed entirely of independent directors.	Yes	The compensation committee consists entirely of independent directors. The members of the committee are: David Scott (Chair) Michael Cleare Julia Levy.
16.

The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

Yes

The compensation committee has a published mandate (See www.anormed.com).  It also has the right to engage an outside advisor, as do all Board committees. Appointment to the committee is subject to the approval of the Board.

	Corporate Governance Guideline	Does the Corporation Align?	Comments
17.

The compensation committee should be responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation;

(b) making recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the issuer publicly discloses this information.

Yes

The compensation committee is responsible for selecting the corporate goals and objectives that are relevant to the CEO compensation, for review by the whole Board. It establishes the links between the CEO compensation and the goals, evaluates the CEO performance, and makes recommendations to the Board on CEO and senior executive compensation, and incentive compensation and equity-based plans.

Regular Board Assessments
18.

The Board should regularly assess its own effectiveness, as well as the effectiveness and contribution of each Board committee and each individual director. An assessment should consider

(a) the Board's written mandate,

(b) the charter of each Board committee, and

(c) the position description(s) applicable to each individual director, as well as the competencies and skills each individual director is expected to bring to the Board.

Yes

The Board and each committee have written mandates (See www.anormed.com).  Each Committee member and Board member adhere to the terms of their respective mandates as the basis for their position descriptions. The corporate governance committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established which involves questionnaires that are completed by individual Board members and representatives of management. The chair of the Board reviews the findings of the questionnaires and reports the aggregate results for the Board, and Board committees to the Board. Each director completes a written self-assessment questionnaire and a questionnaire regarding the contributions of each individual director annually and discusses his/her contribution to the Board and its committees with the chair of the Board. Additionally the corporate governance committee monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS

Except as noted under “Voting of Proxies”, proxies received in favour of management nominees will be voted to re-appoint the firm of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia the Corporation’s present auditors, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix the auditors’ remuneration.  KPMG LLP have been the auditors of the Corporation since February 5, 1998, when they replaced the firm of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia.

For particulars regarding the mandate and composition of the Corporation’s Audit Committee, please refer to the Corporation’s Annual Information Form dated July 23, 2004 under the headings “Audit Committee”, “Education and Experience of Members of Audit Committee”, “Audit Pre-Approval Policies and Procedures of Non-Audit Services” and “External Auditor Service Fees”.

AMENDMENT OF ARTICLES OF INCOPORATION

At the Meeting, Shareholders will be asked to approve an amendment to the Corporation’s Articles of Incorporation to provide that the Directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Accordingly, Shareholders are being asked to consider and vote upon a special resolution to amend the Articles of Incorporation of the Corporation as follows:

“BE IT RESOLVED THAT:

1.

The Articles of Incorporation of the Corporation be and are hereby amended to provide that the Directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders; and

2.

Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments, including the filing of Articles of Amendment with the Corporations Directorate, and to do all such other acts and things as are required or as such officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

 (the “Articles Amendment Resolution”).

Passage of the Articles Amendment Resolution will require approval by a majority of not less than 66 2/3% of the votes cast on the matter at the Meeting.  Unless otherwise instructed, the Management Designees named in the enclosed form of Proxy will vote “IN FAVOUR” of the Articles Amendment Resolution.

CONFIRMATION OF BY-LAW NO. 3

The Corporation is governed by the Canada Business Corporations Act together with the regulations thereto (the “CBCA” or the “Act”).   Section 103(1) of the Act provides that, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation.  Under the CBCA, the directors are required to submit a by-law, or an amendment or a repeal of a by-law to the next meeting of the shareholders of the corporation following the directors resolution relating to the bylaw to directors.

Section 71 of By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation,  provided that the board may make, amend or repeal one or more by-laws by passing a by-law to that effect.  In order to eliminate the need to create a new by-law of the Corporation each time an amendment to the Corporation’s existing by-laws is desired, the board of directors of the Corporation passed a new By-Law No. 3, effective April 15, 2004, entitled “A By-law Relating to the Business and Affairs of AnorMED Inc.”, which provides that section 71 of By-Law No. 1 of the Corporation be replaced with the following, which is consistent with section 103(1) of the CBCA:

“71.

Make, Amend or Repeal of By-laws.  Subject to compliance with the Act, the board may, by resolution, make, amend or repeal any by-law of the Corporation that regulates the business or affairs of the Corporation.”

By-Law No. 3 is reproduced as Schedule “A” to this Management Proxy Circular.

Pursuant to the provisions of the CBCA, until By-Law No. 3 is confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, it will continue in effect.  Accordingly, Shareholders are being asked to consider and vote upon a resolution to confirm By-Law No. 3 as follows:

“BE IT RESOLVED THAT:

1.

The Corporation’s By-Law No. 3 attached as Schedule “A” of the Management Proxy Circular furnished in respect to the Annual and Special Meeting of Shareholders of the Corporation to be held September 16, 2004 is hereby confirmed and approved.

2.

Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

(the “By-Law No. 3 Resolution”).

Passage of the By-Law No. 3 Resolution will require approval by a majority of the votes cast on the matter at the Meeting.  Unless otherwise instructed, the Management Designees named in the enclosed form of Proxy will vote “IN FAVOUR” of the By-Law No. 3 Resolution.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the 2005 annual meeting of Shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before April 26, 2005, to be considered for inclusion in the management proxy circular for the 2005 annual meeting of the Shareholders.

REPORTS

The Corporation’s Annual Report to Shareholders containing the comparative financial statements for the financial year ended March 31, 2004 and related Management's Discussion and Analysis will be delivered to Shareholders together with this Management Proxy Circular.  The Corporation’s current Annual Information Form will be available in due course upon written request to the Secretary of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as set forth herein, no director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Corporation is not aware of any material transaction, involving any director or executive officer or proposed nominee for election as a director or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Corporation or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED at Langley, British Columbia, as of the 23rd day of July, 2004.

By Order of the Board of Directors
(signed) W.J. (Bill) Adams Chief Financial Officer, Vice President, Finance and Secretary

EXHIBIT A

Bylaw No. 3

A By-law Relating to the Business and Affairs
of

AnorMED Inc.

 By-law No. 1 of the Corporation is hereby amended by deleting section 71 thereof and substituting therefor the following:

"71.

Make, Amend or Repeal of By-laws.  Subject to compliance with the Act, the board may, by resolution, make, amend or repeal any by-law of the Corporation that regulates the business or affairs of the Corporation."

MADE by the Board on the 13th day of April, 2004.

/ s / Michael Abrams	/ s / W.J. Adams
President	Secretary

Confirmed by the Shareholders in accordance with the Act on the       day of             , 2004.

Secretary

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia, Canada, V2Y 1N5 Tel. No. (604) 530-1057 Fax No. (604) 530-0976 FORM OF PROXY

This Proxy is solicited on behalf of the management of AnorMED Inc. (the “Corporation”) for the Annual and Special Meeting of Shareholders on September 16, 2004 (the “Meeting”).  At the Meeting, holders of common shares (“Common Shares”) are entitled to vote by virtue of the rights attached to such shares.  Holders of Common Shares are entitled to one vote for every Common Share held.  It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost.  The cost of this solicitation will be borne by the Corporation.

The undersigned hereby appoints DAVID SCOTT, Chairman,  or failing him, MICHAEL J. ABRAMS, President and Chief Executive Officer, or instead of either of them                                      , as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: L. Casciano, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1.

To fix the number of directors of the Corporation for the ensuing year at eight (8).

IN FAVOUR  [   ]

AGAINST  [   ]

2.

To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

David Scott

IN FAVOUR  [   ]

WITHHOLD  [   ]

Colin Mallet

IN FAVOUR  [   ]

WITHHOLD  [   ]

Michael J. Abrams

IN FAVOUR  [   ]

WITHHOLD  [   ]

Willem Wassenaar

IN FAVOUR  [   ]

WITHHOLD  [   ]

Michael J. Cleare

IN FAVOUR  [   ]

WITHHOLD  [   ]

Edward J. Wawrzynczak

IN FAVOUR  [   ]

WITHHOLD  [   ]

Julia Levy

IN FAVOUR  [   ]

WITHHOLD  [   ]

Felix Baker

IN FAVOUR  [   ]

WITHHOLD  [   ]

3.  To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting and to authorize the Board of Directors to fix the remuneration
to be paid to the auditors of the Corporation.   IN FAVOUR  [   ]   WITHHOLD  [   ]

4.  To pass an ordinary resolution of the Shareholders of the Corporation amending the Incentive
Stock Option Plan of the Corporation in the manner set out in the Management Proxy Circular
accompanying this Form of Proxy.   IN FAVOUR  [   ]  AGAINST  [    ]

5.  To pass a special resolution of the Shareholders of the Corporation amending the Articles of
Incorporation of the Corporation in the manner set out in the Management Proxy Circular
accompanying this Form of Proxy.   IN FAVOUR  [   ]  AGAINST  [   ]

6.  To pass an ordinary resolution of the Shareholders of the Corporation confirming the adoption of By-Law No. 3 of the Corporation in the manner set out in the Management Proxy Circular
accompanying this Form of Proxy.  IN FAVOUR  [   ]   AGAINST [    ]

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy.  If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment thereof.

DATED this             day of                                            , 2004.

é

ù

SIGNATURE OF SHAREHOLDER

Name:

Address:

No. of Common Shares:

ë

û

Your address shown will be registered as your present address.
Please notify the Corporation of any change in your address.

NOTES TO PROXY

1.

The Common Shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for.  If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the Common Shares will be voted in accordance with that choice.  In the absence of instructions made on a Form of Proxy, it is the intention of the Management designee, if named as Proxyholder, to vote in favour of all of the matters referred to in the Notice of Meeting and Management Proxy Circular.

This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Proxy Circular and with respect to other matters which might properly come before the Meeting.

2.

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than  DAVID SCOTT or MICHAEL J. ABRAMS, both directors and/or officers of the Corporation and the Management designees, to attend, act and vote for the Shareholder at the Meeting.  Such right may be exercised by inserting in the blank space provided in the Form of Proxy, the name of the person to be designated and striking out, the names of the Management designees or by completing another proper form of proxy and delivering same to the Toronto office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. (Vancouver Time) on September 14, 2004.

3.

A Proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4.

A proxy to be effective must be deposited with the Toronto office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. (Vancouver Time) on September 14, 2004.